SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b); (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

Amendment No. 5*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

583928106 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 583928106

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Andrew M. Murstein
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

1,621,667[1] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)
6. Shared Voting Power

-0-
7. Sole Dispositive Power

1,621,667[1] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,621,667[1] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

9.4% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2006)
12.	Type of Reporting Person (See Instructions)

IN

[1]	1,250,000 shares are held in the Andrew Murstein Family Trust.

SCHEDULE 13G

CUSIP NO. 583928106

ITEM 1(a).	NAME OF ISSUER:

Medallion Financial Corp.

ITEM 1(b).	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

437 Madison Avenue, 38th Floor New York, NY 10022

ITEM 2(a).	NAME OF PERSON FILING:

Andrew M. Murstein

ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

Medallion Financial Corp. 437 Madison Avenue, 38th Floor New York, NY 10022

ITEM 2(c).	CITIZENSHIP:

United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

ITEM 2(e).	CUSIP NUMBER:

583928106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b), OR (c), CHECK WHETHER THE FILING PERSON FILING IS A:

Not	Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F),

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G),

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3),

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP NO. 583928106

ITEM 4.	OWNERSHIP:

(a) Amount beneficially owned: 1,621,667 shares[2] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)

(b) Percent of class: 9.4% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2006)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,621,667 shares[2] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,621,667 shares[2] (including 363,667 shares which may be acquired upon the exercise of stock purchase options)

(iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[2]	See footnote 1, above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

/s/ Andrew M. Murstein
Name:	Andrew M. Murstein
Title:	President and Director of Medallion Financial Corp.
Individually and as Trustee under the Andrew Murstein Family Trust